Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800

Facsimile	Direct Dial Number
(212) 818-8881	(212) 818-8638
Email Address
jgallant@graubard.com

January 13, 2015

Matthew Crispino, Esq.

Attorney-Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kitara Holdco Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed December 29, 2014
File No. 333-199892

Dear Mr. Crispino:

On behalf of Kitara Holdco Corp. (the “Company” or “Holdco”), we respond as follows to the Staff’s verbal comment, received on January 8, 2015, relating to the above-captioned Registration Statement on Form S-4. We have paraphrased the Staff’s comment below and provided the Company’s response immediately thereafter.

Provide a detailed written description of the process by which Future Ads delivers ads to users, including its relationship with its advertisers and its third party app owners.

The Company has submitted the requested description supplementally to Ms. Chris Davis.

* * * * * * *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Mr. Robert Regular